SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13E-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

PRESCIENT APPLIED INTELLIGENCE, INC.

 (Name of Issuer)

Prescient Applied Intelligence, Inc.
Park City Group, Inc.
PAII Transitory Sub, Inc.

 (Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

740925102

 (Cusip Number of Class of Securities)

Daniel W. Rumsey
Interim Chief Financial Officer
1247 Ward Avenue
West Chester, Pennsylvania 19380
(610) 719-1600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With copies to:

Vincent A. Vietti, Esq. Fox Rothschild LLP 997 Lenox Drive, Building 3 Lawrenceville, New Jersey 08648	A.O. "Bud" Headman, Jr., Esq. Cohne, Rappaport & Segal, P.C. 257 E. 200 S., Suite 700 Salt Lake City, Utah 84111 801.532.2666

This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.		The filing of a registration statement under the Securities Act of 1933.
c.		A tender offer.
d.		None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: 

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$6,253,669	$245.77
The transaction value was based on the sum of (a) the product of the 33,600,251 shares of Common Stock that will be exchanged for cash in the transaction multiplied by $0.055 per share, (b) the product of the [942] shares of Series E Stock that will be exchanged for cash in the transaction multiplied by $4,098.00 per share, and (c) the product of the 479.9 shares of Series G Stock that will be exchanged for cash in the transaction multiplied by $1,136.36 per share.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated by multiplying 0.0000393 by the aggregate value calculated in the preceding sentence.
☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing:

Amount Previously Paid: $245.77	Filing Party: Prescient Applied Intelligence, Inc.
Form or Registration No: Schedule 14A – Prel. Proxy Stmt.	Date Filed: October 14, 2008

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) Prescient Applied Intelligence, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Park City Group, Inc., a Nevada corporation (“Park City”), and (3) PAII Transitory Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Park City (“Merger Sub”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of August 28, 2008 (the “Merger Agreement”), by and among the Company, Park City and Merger Sub. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Park City (the “Merger”) and upon completion of the Merger, each outstanding share of Common Stock (other than shares held in treasury, shares owned by Park City or Merger Sub, and shares held by stockholders who perfect appraisal rights in accordance with Delaware law), will be converted into the right to receive $0.055 in cash, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and proposals to amend the certificates of designation of our Series E Convertible Preferred Stock (“Series E Stock”) and Series G Convertible Preferred Stock (“Series G Stock”) to provide that the Merger Agreement shall govern the powers, designations and preferences of the Series E Stock and Series G Stock in connection with the Merger, and which will allow the holders of Series E Stock and Series G Stock to receive the merger consideration for their shares.  The adoption of the Merger Agreement, the amendment of the Series E Stock certificate of designation, and the amendment of the Series G Stock certificate of designation each require the affirmative vote of the holders of a majority of the votes entitled to be cast by the shares of Common Stock and Series E Stock, voting together as a single class, outstanding on the record date for the special meeting.  In addition: (i) the amendment of the Series E Stock certificate of designation also requires the affirmative vote of the holders of at least two-thirds (2/3) of the shares of Series E Stock outstanding on the record date for the special meeting; and (ii) the amendment of the Series G Stock certificate of designation also requires the affirmative vote of the holders of at least three-fourths (3/4) of the shares of Series G Stock outstanding on the record date for the special meeting.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party, or that any other Filing Party is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. SUMMARY.

Regulation M-A Item 1001

     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“Questions and Answers About the Special Meeting and Merger”

Item 2. Subject Company Information.

Regulation M–A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, Pennsylvania 19380
(610) 719-1600

(b)
Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING - Record Date and Quorum” is incorporated herein by reference.  The exact title of each class of the subject equity securities is “Prescient Applied Intelligence, Inc. common stock, par value $0.001 per share,” “Prescient Applied Intelligence, Inc. Series E Convertible Preferred Stock, par value $0.001 per share,” and “Prescient Applied Intelligence, Inc. Series G Convertible Preferred Stock, par value $0.001 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE OF COMMON STOCK” is incorporated herein by reference.

(d)	Dividends. The Company has not declared any dividends during the past two years.

(e)	Prior Public Offerings. None

(f)	Prior Stock Purchases. Not Applicable

Item 3. Identity and Background of Filing Person.

Regulation M–A Item 1003(a)-(c)

(a)		Name and Address: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE PARTIES TO THE MERGER”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
	•	“INFORMATION RELATING TO THE COMPANY, PARK CITY AND MERGER SUB”

(b)		Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE PARTIES TO THE MERGER”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
	•	“INFORMATION RELATING TO THE COMPANY, PARK CITY AND MERGER SUB”

(c)		Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
	•	“INFORMATION RELATING TO THE COMPANY, PARK CITY AND MERGER SUB”

Item 4. Terms of the Transaction.

Regulation M–A Item 1004(a) and (c)-(f)

(a)	(1)	Material Terms: Tender Offers. Not Applicable.

	(2)	Material Terms: Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET"
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“THE SPECIAL MEETING”
•	“THE PARTIES TO THE MERGER”
•	“THE MERGER”
•	“THE MERGER AGREEMENT”
•	“Annex A – Agreement and Plan of Merger”

(c)	Different Terms: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER AGREEMENT – Treatment of Options and Warrants”
	•	“THE MERGER AGREEMENT – Covenants”

(d)	Appraisal Rights: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“DISSENTER’S RIGHTS OF APPRAISAL”
	•	“Annex E – Section 262 of the General Corporation Law of the State of Delaware”

(e)	Provisions for Unaffiliated Security Holders: None.

(f)	Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a)	Transactions: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER AGREEMENT”
(b)	Significant Corporate Events: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”

•	“THE MERGER – Projected Financial Information”
•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
•	“THE MERGER AGREEMENT”
•	“Annex A – Agreement and Plan of Merger”

(c)	Negotiations or Contacts: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Projected Financial Information”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER AGREEMENT”
	•	“Annex A – Agreement and Plan of Merger”

(e)	Agreement’s Involving the Subject Company’s Securities: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Projected Financial Information”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER AGREEMENT”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
	•	“Annex A – Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(b) and (c)(1) through (c)(8)

(b)	Use of Securities Acquired: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“THE MERGER AGREEMENT – Merger Consideration”
	•	“THE MERGER AGREEMENT – Treatment of Options and Warrants”
	•	“THE MERGER AGREEMENT – Payment for Shares of Stock”
	•	“Annex A – Agreement and Plan of Merger”

(c)(1)-(8)	Plans: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
•	“THE MERGER – Purpose and Reasons for the Merger”
•	“THE MERGER – Certain Effects of the Merger”
•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
•	“THE MERGER – Plans for Prescient if the Merger is not Completed”
•	“THE MERGER AGREEMENT – Effective Time”
•	“THE MERGER AGREEMENT – Treatment of Options and Warrants”
•	“THE MERGER AGREEMENT – Payment for Shares of Stock”
•	“Annex A – Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M–A Item 1013

(a)	Purposes: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Projected Financial Information”
	•	“THE MERGER – Alternatives to the Merger”
	•	“THE MERGER – Plans for Prescient if the Merger is Not Completed”

(b)	Alternatives: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Alternatives to the Merger”
	•	“THE MERGER – Plans for Prescient if the Merger is Not Completed”

(c)	Reasons: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”

	•	“THE MERGER – Projected Financial Information”
	•	“THE MERGER – Alternatives to the Merger”
	•	“THE MERGER – Plans for Prescient if the Merger is Not Completed”

(d)	Effects: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“THE MERGER – Estimated Fees and Expenses of the Merger”
	•	“THE MERGER – Financing”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
	•	“THE MERGER AGREEMENT”
	•	“DISSENTERS’ RIGHTS OF APPRAISAL”

Item 8. Fairness of the Transaction.

Regulation M–A Item 1014

(a)	Fairness: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”
	•	“THE MERGER – Projected Financial Information”
	•	ANNEX B – Fairness Opinion

(b)	Factors Considered in Determining Fairness: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”

	•	“THE MERGER – Projected Financial Information”
	•	ANNEX B – Fairness Opinion

(c)	Approval of Security Holders: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Record Date and Quorum”
	•	“THE SPECIAL MEETING – Vote Required for Approval”
	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”

(d)	Unaffiliated Representative: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”
	•	“THE MERGER – Provisions for Unaffiliated Security Holders”
	•	ANNEX B – Fairness Opinion

(e)	Approval of Directors: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”

(f)	Other Offers: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M–A Item 1015

(a)	Report, Opinion or Appraisal: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”
	•	ANNEX B – Fairness Opinion

(b)	Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Opinion of Prescient’s Financial Advisor”
	•	“THE MERGER – Projected Financial Information”
	•	“THE MERGER – Estimated Fees and Expenses of the Merger”
	•	ANNEX B – Fairness Opinion

(c)
Availability of Documents: The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Prescient during regular business hours by any interested holder of Prescient Common Stock, Series E Stock or Series G Stock, or any representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M–A Item 1007

(a)		Source of Funds: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE MERGER – Financing”

(b)		Conditions: None.

(c)		Expenses: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE MERGER – Estimated Fees and Expenses of the Merger”

(d)
     Borrowed Funds: In connection with the execution and delivery of the Merger Agreement on August 28, 2008, Park City acquired from two of the Company’s shareholders an aggregate of 715.96 shares of Series E Preferred Stock for $3,865 a share, or an aggregate of $2,767,185, in cash (the “Aggregate Purchased Shares Consideration”).  The source of funds for the Aggregate Purchased Shares Consideration were Park City’s working capital, in the amount of $567,185, and borrowings aggregating $2,200,000 from (i) an affiliate of Randall K. Fields, the Chairman of the Board and Chief Executive Officer of Park City ($1,500,000); (ii) Robert W. Allen, a director of Park City ($500,000): and (iii) Robert P. Hermanns, a director and Senior Vice President of Park City ($200,000) (the “Purchased Share Loans”).  The Purchased Share Loans represent unsecured obligations of Park City, which bear interest at the rate of 10% a year and are due and payable December 1, 2008.  Park City expects to repay the Purchased Share Loans with the proceeds of the Merger Loans, as defined below.

Pursuant to the Merger Agreement, Park City will acquire, for an aggregate of $6,227,766, in cash (the “Aggregate Merger Consideration”),  (i) the 941.04 outstanding shares of Series E Stock it does not already own for $4,098 a share, or an aggregate of $3,856,382,  (ii) all 479.9 outstanding shares of Series G Stock for $1,136.36 a share, or an aggregate of $545,339, and (iii) all 33,200,822 outstanding shares of Prescient Common Stock for $.055 a share, or an aggregate of $1,826,045.

The source of funds for the Aggregate Merger Consideration, and for the repayment of the Purchased Share Loans are expected to be from proceeds from the issuance by Park City of debt or equity securities to private investors (who may include affiliates of Park City) aggregating approximately $7,200,000 (the “Merger Loans”), the terms of which are currently being negotiated.  Park City expects to use up to approximately $2,000,000 of the Company’s working capital to repay certain of the Purchased Share Loans after consummation of the Merger.  Park City expects to repay the Merger Loans from anticipated cash flow from operations of Park City and its subsidiaries (including the Company).  If the cash flow from operations is insufficient to satisfy Park City’s obligations under the terms of the Merger Loans, Park City will refinance or restructure the Merger Loans.  Park City has no current plans with respect to any such refinancing or restructuring.

Approximately $4.8 million of the Aggregate Merger Consideration is required to be funded by Park City prior to the date of the Meeting. The foregoing assumes that no Prescient stockholder validly exercises and perfects its appraisal rights.  There are no financing contingencies contained in the Merger Agreement.

Item 11. Interest in Securities of the Subject Company

Regulation M–A Item 1008

(a)	Securities Ownership: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)	Securities Transactions: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Background of the Merger”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 12. The Solicitation or Recommendation

Regulation M–A Item 1012(d) and (e)

(d)	Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Vote Required for Approval”

	•	“THE SPECIAL MEETING – Private Purchase of Shares; Lock-Up and Voting Agreements”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER – Certain Effects of the Merger”
	•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(e)	Recommendation of Others: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Purpose and Reasons for the Merger”
	•	“THE MERGER – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement”
	•	“THE MERGER – Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders”

Item 13. Financial Statements

Regulation M–A Item 1010(a) through (b)

(a)		Financial Information: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“WHERE YOU CAN FIND MORE INFORMATION”
	•	ANNEX F – Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007
	•	ANNEX G – Quarterly Report on Form 10-Q for the quarter ended June 30, 2008

(b)		Pro Forma Information: Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M–A Item 1009

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”
	•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
	•	“THE SPECIAL MEETING – Solicitation of Proxies”
	•	“THE MERGER – Background of the Merger”
	•	“THE MERGER – Interests of the Company’s Directors and Executive Officers in the Merger”
	•	“THE MERGER – Estimated Fees and Expenses of the Merger”
	•	“THE MERGER AGREEMENT – Covenants”

Item 15. Additional Information

Regulation M–A Item 1011(b)

(b)	Other Material Information: The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Additional Information

Regulation M–A Item 1016 (a) through (d), (f) and (g)

(a)(1)
Letter to Stockholders of Prescient Applied Intelligence, Inc. (“Prescient”), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 14, 2008 (the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Prescient, incorporated herein by reference to the Proxy Statement

(a)(3)	The Proxy Statement

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement

(b)
Promissory Notes made by Park City Group, Inc. in favor of Riverview Financial Corp., Robert K. Allen and Robert Hermanns, in the principal amounts of 1,500,000, 500,000 and 200,000, respectively, incorporated herein by reference to Exhibit 4.1 of  the Park City Group, Inc. Current Report on Form 8-K, filed with the SEC on September 15, 2008

(c)(1)	Fairness Opinion of Updata Advisors Inc., dated September 11, 2008, incorporated herein by reference to Annex B to the Proxy Statement

(d)(1)
Agreement and Plan of Merger, dated as of August 28, 2008, by and among Prescient, Park City Group, Inc. and PAII Transitory Sub, Inc., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Stock Purchase Agreement, dated as of August 28, 2008, by and between Park City Group, Inc. and CGA Resources, LLC

(d)(3)	Stock Purchase Agreement, dated as of August 28, 2008, by and between Park City Group, Inc. and Hudson Ventures

(d)(4)	Lock-Up and Voting Agreement, dated as of August 28, 2008, by and among Park City Group, Inc., CGA Resources, LLC and Jason Adelman

(d)(5)	Lock-Up and Voting Agreement, dated as of August 28, 2008, by and between Park City Group, Inc. and Hudson Ventures

(d)(6)	Letter Agreement, dated September 2, 2008, by and between the Registrant and Jane F. Hoffer, dated September 2, 2008

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E of the Proxy Statement

(g)	None

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 14, 2008	PRESCIENT APPLIED INTELLIGENCE, INC.

	By:	/s/ Daniel W. Rumsey
Name: Daniel W. Rumsey
Title: Chief Financial Officer

Dated: October 14 , 2008	PARK CITY GROUP, INC.

	By:	/s/ Randall K. Fields
Name: Randall K. Fields
Title: Chief Executive Officer